Aridis Pharmaceuticals, Inc.

5941 Optical Ct.

San Jose, California 95138

Ms. Erin Jaskot	April 19, 2018

Mr. Jeffrey Gabor

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Re:                             Aridis Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted February 5, 2018

CIK No. 0001614067

Dear Ms. Jaskot and Mr. Gabor:

This letter sets forth the responses of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2018 (“Comment Letter”) concerning the Company’s registration statement on Form S-1.  In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Registration Statement”) to the Commission.  For convenient reference, we have set forth below in bold each of the Staff’s comments set forth in the Comment Letter and have set forth our responses to the numbering of the comments and the headings used in the Comment Letter.

Prospectus Summary, page 1

1.                                      We note your disclosure on page 2 and elsewhere throughout the prospectus that AR-201 is 12-fold more potent than Synagis and binds to RSV strains that are resistant to Synagis. Please tell us whether you conducted studies of AR-201 on a head to head basis. If not, please remove such comparisons from your disclosure or tell us why you believe such comparisons are appropriate.

Response: The Company respectufully advises the Staff that it has added such disclosure on pages 2 and 96 of the Registration Statement in response to the Staff’s comment and notes that it conducted studies of AR-201 on a head-to-head basis with Synagis.

Summary Consolidated Financial Data, page 10

2.                                      Please address the following here as well as on page 76:

•        Revise your pro forma net loss per share presentation to disclose only the most recent fiscal year and interim period presented.

•        Revise your footnotes here and on page 76 to clearly describe the pro forma adjustments reflected, providing quantification of the adjustments and a clear explanation of how the amounts were computed.

Response: The Company respectfully advises the Staff that it has (i) revised its pro forma net loss per share presentation on pages 10 and 76 of the Registration Statement to disclose only the most recent fiscal year and interim period presented and (ii) revised its footnotes on pages 10 and 76 of the Registration Statement to clearly describe the pro forma adjustments reflected, providing quantification of the adjustments and a clear explanation of how the amounts were computed, in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 85

3.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to supplementally provide the requested information to the Staff.

Business, page 95

4.                                      Please clearly disclose the number and type of all serious adverse events for each clinical trial discussed, whether or not treatment-related.

Response: The Company respectfully advises the Staff that it has clearly disclosed the number and type of all serious adverse events for each clinical trial discussed, whether or not treatment-related, on pages 103, 104 and 115 of the Registration Statement in response to the Staff’s comment.

5.                                      We note your statement on page 98 that “AR-105 demonstrated efficacy” and your statement on page 118 that “AR-101 was found to be highly effective...”  Statements regarding efficacy and safety are determinations that only the FDA has the authority to make.  Please revise your disclosure here and elsewhere to eliminate any suggestion that your product candidates have been or will ultimately be determined safe and effective or to have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or comparable agency.

Response: The Company respectfully advises the Staff that it has revised its disclosure in the Registration Statement in response to the Staff’s comment to eliminate any suggestion that its product candidates have been or will ultimately be determined to be safe and effective or have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or comparable agencies.

6.                                      On page 105, we note that your Phase 2a clinical trial of AR-301 “was not powered to achieve statistical significance....” However, you go on to state that “AR-301 treated cohorts showed a statistically significant (p<0.01) reduction in the subset of patients with VAP as compared to the placebo plus SOC cohort.”  Please revise to reconcile these statements and explain how not powering the trial for statistical significance bears on the weight to which investors should attach to your observations of statistical significance and near-statistical significance.  In addition, you should explain the extent to which you may rely on these results in your regulatory filings to support claims of statistically significant treatment effects.

Response: The Company acknowledges the Staff’s comment and notes that the trial was not powered to achieve statistical significance in all-cause mortality. The Company respectfully advises the Staff that it has revised the disclosure on page 105 of the Registration Statement to remove the reference to the powering of the study.

7.                                      On page 118, we note that “[t]ime to clinical cure was an endpoint that achieved statistical significance in the Phase 2a study” of AR-101.  Please indicate the p-value by which you measured statistical significance.

Response: The Company respectfully advises the Staff that it has indicated the p-value by which it measured statistical significance on page 117 of the Registration Statement in response to the Staff’s comment.

8.                                      Please clarify the significance of Figure 9 on page 111 and Figure 12 on page 114 including what is being shown in each of the diagrams.

Response: The Company respectfully advises the Staff that it has clarified the significance, and noted what is being shown, in each of the diagrams, on pages 107, 108, 111 and 112 of the Registration Statement in response to the Staff’s comment.

Licensing Agreements, page 129

9.                                      For each material agreement discussed in this section, please disclose all material terms including amounts paid to date, aggregate milestone amounts to be paid or received, the amounts of any material “other payments”, the royalty term and the date of the last to expire patent where such expiration would trigger termination.

Response: The Company acknowledges the Staff’s comment. The Company has submitted confidential treatment requests to the Commission regarding these material agreements. The Company has disclosed all such information that we have not requested confidentially on.

General

10.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s comment. To the extent that it relies upon Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d), whether or not they retain copies of the communications.

11.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

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If you have any further comments and/or questions, please contact the undersigned at (408) 385 1742 or Jeffrey J. Fessler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Vu Truong
Vu Truong
Chief Executive Officer

cc:                                Jeffrey J. Fessler, Sheppard, Mullin, Richter & Hampton LLP